SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 1997

                        CUC 401(k) Employee Benefit Plan
                            (Full title of the Plan)

                           Citizens Utilities Company
                  High Ridge Park, Stamford, Connecticut 06905
           (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

                        Commission File Number 001-11001


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this Annual Report to be signed on its behalf by the duly undersigned thereunto duly authorized.

         Date:  June 29, 1998       By:   Citizens Utilities Company,
                                          Plan Administrator of the
                                          CUC 401(k) Employee Benefit Plan

                                    By:   Livingston E. Ross
                                          Livingston E. Ross
                                          Vice President and Controller

                        CUC 401(k) Employee Benefit Plan
                   Index to Financial Statements and Schedules





                                                                            Page
                                                                            ----

         Independent Auditors' Report                                          3

         Financial Statements:
                  Statements of Net Assets Available for Benefits
                          December 31, 1997 and 1996                           4

                  Statement of Changes in Net Assets Available for
                          Benefits with Fund Information for the
                          Year Ended December 31, 1997                         5

                  Notes to Financial Statements                             6-12

         Schedules:*

         I -      Item 27a - Schedule of Assets Held for
                  Investment Purposes                                         13

         II -     Item 27d - Schedule of Reportable Transactions for
                   the Year Ended December 31, 1997                           14

         Independent Auditors' Consent                                        15


















         *Certain schedules omitted due to absence of conditions under which they are required.

                          Independent Auditors' Report
                          ----------------------------

Citizens Utilities Company, Plan Administrator of the
CUC 401(k) Employee Benefit Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the CUC 401(k) Employee Benefit Plan as of December 31, 1997 and 1996, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Items 27a-Schedule of Assets Held for Investment Purposes and Item 27d-Schedule of Reportable Transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                        KPMG PEAT MARWICK LLP

New York, New York
June 29, 1998

                                         CUC 401(k) Employee Benefit Plan
                                 Statements of Net Assets Available for Benefits
                                          at December 31, 1997 and 1996



Assets                                                                        1997                  1996
------                                                                        ----                  ----

Investment:
    Stock Fund - at market value
        (Cost $54,758,440 in 1997 and $50,125,568 in 1996)           $     60,624,599      $      66,677,999

    Guaranteed Income Fund - at contract value                             25,406,241             23,632,971

    Equity Fund - at market value
        (Cost $19,750,456 in 1997 and $13,272,985 in 1996)                 28,160,595             17,404,943

    Bond Fund - at market value
        (Cost $4,113,440 in 1997 and $2,972,237 in 1996)                    4,211,586              3,048,696

    Loans receivable                                                        3,991,899              4,258,639
                                                                        --------------     ------------------
                                                                          122,394,920            115,023,248

Employer's contribution receivable                                            514,456                243,164
Participants' contribution receivable                                       1,403,310                662,873
Other receivables                                                             740,649                370,409
                                                                       --------------      ------------------

          Net Assets Available for Benefits                          $    125,053,335      $     116,299,694
                                                                        ==============     ==================


























See accompanying notes to financial statements



                              CUC 401(k) Employee Benefit Plan
    Statement of Changes in Net Assets Available for Benefits with Fund Information
                                Year Ended December 31, 1997



                                              Participant Directed
                                 -----------------------------------------------

                                      Stock           Guaranteed      Equity
                                      Fund           Income Fund       Fund
                                  --------------    -------------  -------------

Investment Income:
    Dividends ...............     $        --       $       --        $ 180,771
    Interest ................         189,625           67,156          122,167

   Net (Depreciation)
   Appreciation in Fair
   Value of Investments .....      (3,848,747)       1,705,641        5,808,960
                                  -------------     -------------  -------------
                                   (3,659,122)       1,772,797        6,111,898
Contributions:
     Participants' ..........       3,370,887        2,517,110        5,066,311
     Employer ...............              --           39,152           52,927
                                  -------------     -------------  -------------


     Total Contributions ....       3,370,887        2,556,262        5,119,238
                                  -------------     -------------  -------------


Net transfers - other .......      (1,149,761)        (202,733)       1,295,532
Net transfers - loans .......         (87,899)         (48,148)         (21,978)

Distribution:
Benefits Paid to Participants      (3,628,824)      (2,302,808)      (1,747,493)
Participants' contributions
  used for life insurance
  premium payments ..........          (2,904)          (2,100)          (1,545)
                                  -------------     -------------  -------------
      Total Distributions ...      (3,631,728)      (2,304,908)      (1,749,038)
                                  -------------     -------------  -------------


Change in Net Assets ........      (5,157,623)       1,773,270       10,755,652
                                  -------------     -------------  -------------


Net Assets Available
for Benefits:

Beginning of year ...........      44,280,615       23,632,971       17,404,943
                                -------------    -------------    -------------

End of year .................   $  39,122,992    $  25,406,241    $  28,160,595
                                =============    =============    =============


                        CUC 401(k) Employee Benefit Plan
 Statement of Changes in Net Assets Available for Benefits with Fund Information
                          Year Ended December 31, 1997
                                   (Continued)





                                                                                        Non-Participant
                                                  Participant Directed                     Directed
                                 --------------------------------------------------     -------------

                                                                                            Stock
                                    Bond Fund            Loans             Other            Fund              Total
                                  --------------    -------------    ------------      -------------     -------------

Investment Income:
    Dividends ...............   $          --       $        --      $    208,946      $          --     $     389,717
    Interest ................         253,770              (284)               --                 --           632,434

   Net (Depreciation)
   Appreciation in Fair
   Value of Investments .....          76,641                --                --         (2,142,558)        1,599,937
                                -------------       -------------   -------------       -------------     ------------
                                      330,411              (284)          208,946         (2,142,558)        2,622,088
Contributions:
     Participants' ..........         983,608                --           740,437                 --        12,678,353
     Employer ...............           7,962                --           271,293          3,266,910         3,638,244
                                -------------       -------------   -------------       -------------    -------------


     Total Contributions ....         991,570                --         1,011,730          3,266,910        16,316,597
                                -------------       -------------   -------------       -------------    -------------


Net transfers - other .......         135,874           (78,912)               --                 --                --
Net transfers - loans .......          (3,438)              170           161,293                 --                --

Distribution:
Benefits Paid to Participants        (290,838)         (187,714)               --         (2,020,129)      (10,177,806)
Participants' contributions
  used for life insurance
  premium payments ..........            (689)               --                --                 --            (7,238)
                                -------------       -------------   -------------       -------------     -------------
      Total Distributions ...        (291,527)         (187,714)               --         (2,020,129)      (10,185,044)

                                -------------       -------------   -------------       -------------     -------------

Change in Net Assets ........       1,162,890          (266,740)        1,381,969           (895,777)        8,753,641
                                -------------       -------------    ------------       -------------     -------------

Net Assets Available
for Benefits:

Beginning of year ...........       3,048,696         4,258,639         1,276,446         22,397,384       116,299,694
                                -------------       -------------    ------------      -------------     -------------

End of year .................   $   4,211,586       $ 3,991,899     $   2,658,415      $  21,501,607       125,053,335
                                =============       =============   =============      =============     =============



                                                                    Page 5a

                        CUC 401(k) Employee Benefit Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996


(1)      Description of the Plan
         -----------------------

                  The following brief description of the Citizens Utilities Company (the "Company") 401(k) Employee Benefit Plan (the "Plan") provides general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

                  a. General. The plan is a voluntary defined contribution plan. Under the terms of the Plan, non-bargaining unit employees who have attained 30 days of service are eligible to participate in the Plan. Enrollment dates are on January 1 and July 1 of each year. At December 31, 1997 there were 3,648 employees eligible to participate in the Plan and 3,497 were participating in the Plan.

                  b. Contributions. Eligible employees may contribute up to 16% of their annual compensation through payroll deductions, subject to certain maximum contribution restrictions. Participants who maintained life insurance coverage after January 1, 1992 may elect to continue to make specific dollar allocations to purchase life insurance coverage. Contributions may be apportioned in 5% increments to any combination of the four investment options specified below. At December 31, 1997 the number of accounts in each fund were as follows:

                                                                 Number of
                                                                  Accounts
                                                                __________

                  Investment Option:
                     Stock Fund                                      3,901
                     Guaranteed Income Fund                          2,286
                     Equity Fund                                     2,400
                     Bond Fund                                       1,009
                  Loan Fund                                            798
                  Life Insurance                                        37


                  The Company contribution is determined for each Plan year by the Board of Directors of the Company. The Company contribution for the 1997 and 1996 Plan years amounted to 50% of the first 6% of each Participant's annual base compensation (as defined by the Plan) that a participant contributes to the Plan. The Company contributions are invested entirely in the Stock Fund unless a participant is age 55 or older in which case they may elect to have the Company contribution invested in the same investments as their own contributions and may transfer previous Company contributions invested in Citizens Common Stock Fund to other investment options.

                  c. Participant accounts. Each participant's account is credited with the participant's contribution and an allocation of the Company contribution and plan earnings or losses. Allocations are based on each participant's contribution, as defined. The benefit to which a participant is entitled is the amount which can be provided from the participant's account.

                        CUC 401(k) Employee Benefit Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996


                  d. Vesting. Participants are at all times fully vested in their own contributions and the allocated earnings thereon. Participants become 100% vested in the Company contributions and the related earnings on the Company contributions upon disability, death, and attainment of normal retirement age or after five years of service. For any other termination of employment, the vesting schedule is as follows:

                                                            Vested Percentage
                                                        of Company Contribution
                           Years of Service                and Related Earnings
                           ----------------                --------------------
                  Less than 2 years                                        0%
                  2 years but less than 3 years                           40%
                  3 years but less than 4 years                           60%
                  4 years but less than 5 years                           80%
                  5 years or more                                        100%

                  e. Investment Options. The Plan provides participants with the following investment options: the Company's Common Stock Fund, a Guaranteed Income Fund, an Equity Fund, a Bond Fund and Life Insurance. A description of each fund follows:

                  Stock Fund:
                  The Stock Fund invests in shares of the Company's Common Stock. Stock dividends are paid on Common Stock shares in additional full and fractional shares. Stock dividends are not reported as dividend income in the Statements of Changes in Net Assets Available for Benefits, rather, stock dividends are capital transactions which have the effect of increasing plan shares and decreasing per share cost. Shares received from stock dividends were 251,664 in 1997 and 366,476 in 1996.

                  Guaranteed Income Fund:
                  Contributions to the Guaranteed Income Fund have been invested in the following Guaranteed Income Contracts:

                                                                                                     Annual
                                                                                                    Compound
                    Contribution Period    Guaranteed Income Contract Issuer      Maturity Date   Rate of Return
                    -------------------    ---------------------------------      -------------   --------------
                          Various          PNC Bank Guaranteed
                                                 Investment Contract Fund                N/A          Various
                           7/1/97          Travelers Life & Annuity                    3/31/03         6.81%
                     7/1/96 to 6/30/97     Principal Mutual Life Insurance
                                                  Company                              6/29/02         7.16%
                           7/1/96          CIGNA                                       6/30/01         7.14%
                           3/6/96          Life of Virginia                            6/30/01         6.11%
                     11/1/95 to 6/30/96    Allstate Life Insurance Company             6/30/00         6.14%
                          1/18/95          Allstate Life Insurance Company             6/30/00         8.11%
                          9/08/94          New York Life Insurance Company             6/30/99         7.11%
                     7/1/94 to 6/30/95     John Hancock Mutual Life Insurance
                                                  Company                              6/30/98         6.94%
                     7/1/93 to 6/30/94     Principal Mutual Life Insurance
                                                  Company                              6/30/99         5.60%
                     7/1/92 to 6/30/93     Pacific  Mutual Life Insurance
                                                  Company                              6/30/97         7.30%
                     Prior to 12/31/93     AUSA Life Insurance Company                 6/10/97         5.00%


                        CUC 401(k) Employee Benefit Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996



                  Participants in the Guaranteed Income Fund receive a blended interest rate calculated using a weighted average of contract assets and the above annual compound rates of return. The blended interest rate is projected using assets in the above contracts and varies as contracts mature, as new contracts are purchased and with deposit and withdrawal experience.

                  Equity Fund:
                  Contributions to the Equity Fund are invested in the Index Trust 500 Portfolio managed by the Vanguard Group. This fund is a passive equity management vehicle which seeks to replicate the total return of the Standard and Poor's 500 stock index with dividends reinvested.

                  Bond Fund:
                  Contributions  to the Bond Fund are  invested in the GNMA Bond
                  Fund managed by Vanguard Group. The GNMA Bond Fund is primarily comprised of securities backed by the full faith and credit of the U.S. Government. Dividends are received in cash and are reinvested in additional Bond Fund shares.

                  Life Insurance:
                  Effective January 1, 1992 the life insurance option was no longer offered to existing and newly eligible participants. Prior to 1992, life insurance which may cover the participant, his/her spouse and dependent children was provided by Inter-American Life Insurance Company ("Inter-American"). Participants who maintained life insurance policies prior to January 1, 1992 had their coverage remain intact. These
                  Participants   may  continue  to  have  up  to  25%  of  their
                  contributions used to pay premiums on a selected amount of life insurance coverage. Insurance certificates are issued to all Participants selecting this option and insurance policies are issued to Participants upon their retirement or termination.

                  f. Participant Loans. Participants in the Plan for two years or more may request to borrow up to the lesser of 50% of his/her vested account balance or $50,000, in both cases limited to the Participant's salary deferral account balance on the valuation date preceding the date on which the loan is made. The loans are allocated to a Loan Fund. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is approved and remains fixed at that rate for the term of the loan. Loan repayments are made through payroll deductions and are credited to the Participants' accounts as the payments are made. In the event of termination of employment, a Participant's loan note may be repaid in full or will be canceled and the Participant's distribution reduced by the amount of the outstanding loan balance.

                  g. Payment of Benefits. Upon termination of employment, a Participant is entitled to receive payment in full of the vested  portion  of  his/her  account.  If  the  value  of the terminating Participant's account exceeds $3,500, the Participant may elect to defer distribution. Prior to January 1, 1997, the distribution must have begun on or before April 1st of the calendar year following the year the Participant attained age 70 1/2. After December 31, 1996, the distribution must begin either on or before April 1st of the year following the year the participant attains age 70 1/2 or if the Participant is still employed by the Company, on or before April 1st of the calendar year after the year in which the participant retires.

                        CUC 401(k) Employee Benefit Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996



                  h. Forfeitures. At December 31, 1997 and 1996, forfeited nonvested Company contributions totaled $215,247 and $128,812, respectively. These amounts are used to reduce the future obligation of the Company to make contributions to the Plan.

                  i. Administrative Costs. Plan administration costs are paid by the Company.

                  j. As of January 1, 1998, the Company changed administrative service provider and trustee to Putnam Investments. In addition, the Citizens Utilities 401(k) Savings Plan was merged into the CUC 401(k) Employee Benefit Plan and restated to reflect such merger. The restated Plan shall be known as Citizens 401(k) Savings Plan. At the same time certain enhancements were made to the Plan. Following is a comparison of the provisions of the Plan prior to January 1, 1998 with the enhanced Plan.


                                      CURRENT PLAN                              ENHANCED PLAN
                        --------------------------------------------------------------------------------------


                        Plan enrollment
                        --------------------------------------------------------------------------------------

                        Only on  January 1 or July 1 after the       At any time after the completion of six
                        completion  of  30 days   of  service        months of continuous service (provided
                        (provided employee is a full-time or a       employee is full-time or a part-time
                        part-time employee regularly scheduled       employee scheduled to work at least 20
                        to work at least 20 hours per week)          hours per week)


                        Changing salary deferral
                        percentages
                        -------------------------------------------------------------------------------------

                        Quarterly,  by  form,  at  least 15          Daily, by telephone, generally effective
                        days in advance to be  effective at          with the first payroll of the following
                        the beginning of the next calendar           month
                        quarter

                        Investment choices
                        --------------------------------------------------------------------------------------

                        Guaranteed Income Fund                       Stable Value Fund
                        Bond Fund                                    Putnam Income Fund
                        Citizens Utilities Company                   Citizens Utilities Company
                             Common Stock Fund                            Common Stock Fund
                        Equity Fund                                  Putnam S&P 500 Index Fund
                                                                     Putnam OTC & Emerging
                                                                          Growth Fund
                                                                     Putnam International Growth
                                                                          Fund


                                                CUC 401(k) Employee Benefit Plan
                                                 Notes to Financial Statements
                                                   December 31, 1997 and 1996


                                      CURRENT PLAN                                        ENHANCED PLAN
                       ----------------------------------------------------------------------------------------


                        Investment    performance   on   account
                        statements
                       ----------------------------------------------------------------------------------------

                        Unit accounting                                         Share accounting


                        Ability to transfer existing
                             investments
                        ---------------------------------------------------------------------------------------

                        Up to eight times per year (no more than                Daily
                        twice per quarter)


                        Eligibility to take a loan
                        ---------------------------------------------------------------------------------------

                        Must be a Plan participant for at least                 Available immediately upon par-
                        two years                                               ticipation in the Plan


                        Spousal consent for loans and
                             distributions
                        ---------------------------------------------------------------------------------------

                        Necessary                                               Not necessary


                        Eligibility to take a hardship
                             withdrawal
                        ---------------------------------------------------------------------------------------

                        Must be a Plan participant for at                       Available immediately upon
                        least one year                                          participation in the Plan



                        CUC 401(k) Employee Benefit Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996



(2)   Summary of Accounting Policies
      ------------------------------

      (a)     Basis of Accounting
              -------------------
              The financial statements of the Plan are prepared under the accrual method of accounting. The Fund Information reflected in the Statement of Changes in Net Assets includes the application of assets to the applicable funds as directed by the participants as of December 31, 1997 and 1996.

      (b)     Use of Estimate
              ---------------
              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from these estimates.

      (c)     Investment Valuation, Income Recognition and Payment of Benefits
              ----------------------------------------------------------------
              The Plan's investments are stated at fair value, except for investment contracts in the Guaranteed Income Fund, which are valued at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the payment date. Benefits are recorded when paid.

      (d)     Reclassifications
              -----------------
              Certain 1996 balances have been reclassified to conform to the 1997 presentation.

(3)   Investment of 5% or more of the Net Assets Available for Plan Benefits
      ----------------------------------------------------------------------

      At December 31, 1997 the Plan had $60,624,599, $25,406,241 and $28,160,595
      invested in Stock Fund, Guaranteed Income Fund and Equity Fund, respectively, which represents an investment of 5% or more of the Net Assets Available for Plan Benefits. In addition, the Guaranteed Income Fund includes an investment of $8,237,573 in the PNC Guaranteed Investment Fund, which represents an investment of 5% or more of the Net Assets Available for Plan Benefits.

(4)   Related Party Transactions
      --------------------------

      PNC
      ---
      Certain Plan investments are shares of mutual funds that were managed by PNC through December 31, 1997. PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Company for investment management services amounted to $134,294 in 1997.

      Putnam Investments
      ------------------

      As of January 1, 1998, the Company changed its administrative service provider and trustee to Putnam Investments.

                        CUC 401(k) Employee Benefit Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996



(5)   Transfer from Other Plans
      -------------------------

      Effective January 1, 1996, participants in the ALLTEL Savings Plan from the acquired ALLTEL properties in California became participants in the Plan. Effective April 1, 1996, participants in the acquired ALLTEL property in Nevada became participants in the Plan. Assets in the ALLTEL Savings Plan totaling $6,484,042 in 1996 were transferred to the Plan.

 (6)  Termination of Plan
      -------------------

      The Company's Board of Directors has the right under the terms of the Plan to discontinue Company contributions at any time and may terminate the Plan, subject to the terms of the Employee Retirement Income Security Act of 1974 ("ERISA").


(7)   Tax Status
      ----------

      The Plan has received a favorable determination letter from the Internal Revenue Service dated October 26, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and the related trust is tax exempt under Section 501(a) of the Code.

                                                                      Schedule I

                        CUC 401(k) Employee Benefit Plan
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997


           Identity of Issuer,                                                                    Cost or          Market or
           Borrowers, Lesser,                                                   Number of        Contract           Contract
            or Similar Party                     Description of Assets            Shares           Value             Value
           -----------------                     ---------------------        ------------     --------------    ---------------

                                           Stock Fund
                                           ----------
Citizens Utilities Company                 Citizens Utilities Company
                                              Common Stock                      6,298,660   $     54,758,440  $      60,624,599
                                                                              ============     ==============    ===============

                                           Guaranteed Income Fund
                                           ----------------------
Allstate Life Insurance Company            Guaranteed Income Contract                              1,105,878          1,105,878
Allstate Life Insurance Company            Guaranteed Income Contract                              1,578,856          1,578,856
CIGNA                                      Guaranteed Income Contract                              2,200,976          2,200,976
John Hancock Mutual Life Ins. Co.          Guaranteed Income Contract                              2,099,817          2,099,817
Life of Virginia                           Guaranteed Income Contract                              2,674,056          2,674,056
New York Life Insurance Company            Guaranteed Income Contract                                427,304            427,304
PNC Bank                                   Guaranteed Investment Fund                              8,237,573          8,237,573
Principal Mutual Life Ins. Company         Guaranteed Income Contract                              2,095,783          2,095,783
Principal Mutual Life Ins. Company         Guaranteed Income Contract                              1,922,665          1,922,665
Travelers Life Insurance Company           Guaranteed Income Contract                              3,063,333          3,063,333
                                                                                               -------------     ---------------
      Total Guaranteed Income                                                   2,089,426   $     25,406,241  $      25,406,241
                                                                              ============     ==============    ===============

                                           Equity Fund
                                           -----------
Vanguard Group                             Vanguard Index Trust Fund              317,585   $     19,750,456  $      28,160,595
                                                                              ============     ==============    ===============

                                           Bond Fund
                                           ---------
Vanguard Group                             Vanguard GNMA Fund                     407,436   $      4,113,440  $       4,211,586
                                                                              ============     ==============    ===============

                                           Loan Fund
                                           ---------
                                           Participants' Loans Receivable                   $      3,991,899  $       3,991,899
                                                                                               ==============    ===============





See Independent Auditors' Report

                        CUC 401(k)Employee Benefit Plan
                 Item 27d - Schedule of Reportable Transactions
                      For Plan Year Ended December 31, 1997



                                                   Purchase         Selling
     Issuer       Description of Asset              Price            Price

--------------    --------------------           -------------    -------------

     PNC Bank     Investment Contract Fund       $ 7,260,620      $       --

     PNC Bank     Investment Contract Fund                --       6,981,676

  Vanguard Group  Vanguard GNMA                    1,889,822              --
  Vanguard Group  Vanguard GNMA                           --         765,572

  Vanguard Group  Vanguard Index Trust            11,439,746              --
  Vanguard Group  Vanguard Index Trust                    --       6,048,775















See Independent Auditors' Report

                        CUC 401(k) Employee Benefit Plan
                 Item 27d - Schedule of Reportable Transactions
                      For Plan Year Ended December 31, 1997

                                                                    Expenses                      Current Value
                                                                    Incurred                       of Asset on
                                                     Lease            with          Cost of        Transaction       Net Gain/
    Issuer             Description of Asset          Rental       Transaction         Asset          Date              (Loss)
--------------------    --------------------       -------------  -------------   -------------   ---------------  --------------


     PNC Bank           Investment Contract Fund   $     --       $   --          $ 7,260,620     $ 7,260,620      $        --

     PNC Bank           Investment Contract Fund         --           --            6,515,554       6,981,676          466,122

  Vanguard Group        Vanguard GNMA                    --           --            1,889,822       1,889,822               --
  Vanguard Group        Vanguard GNMA                    --           --              747,835         765,572           17,737

  Vanguard Group        Vanguard Index Trust             --           --           11,439,746      11,439,746               --
  Vanguard Group        Vanguard Index Trust             --           --            4,962,276       6,048,775        1,086,499















See Independent Auditors' Report


                                                  Page 14a

                          Independent Auditors' Consent
                          -----------------------------


The Board of Directors
Citizens Utilities Company:


We consent to incorporation by reference in the registration statement (No. 33-48683) on Form S-8 of Citizens Utilities Company of our report dated June 29, 1998, relating to the Statements of Net Assets Available for Benefits of the CUC 401 (k) Employee Benefit Plan as of December 31, 1997 and 1996 and the related Statement of Changes in Net Assets Available for Benefits and the supplemental schedules for the year then ended December 31, 1997, which report appears in the December 31,1997 annual report on Form 11-K of the CUC 401(k) Employee Benefit Plan.



                                                      KPMG PEAT MARWICK LLP




New York, New York
June 29, 1998